UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)
                                (Amendment No.1)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                            Inplay Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45773L103
                                 (CUSIP Number)

                                 August 12, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [     ]   Rule 13d-1(b)
  [  X  ]   Rule 13d-1(c)
  [     ]   Rule 13d-1(d)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45773L103

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

            Potomac Capital Management LLC
            13-3984298

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization

            New York

Number of          5.   Sole Voting Power
Shares                  35,400
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        35,400

                   8.   Shared Dispositive Power
                        0

     9. Aggregate Amount Beneficially Owned by Each Reporting Person Warrants to purchse 35,400 shares of the issuer's common stock.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)
            0.3% (1)

     12.    Type of Reporting Person (See Instructions)
            HC; OO (Limited Liability Corporation)

____________
(1) Based on 11,622,568 shares of the issuer's common stock outstanding as of August 8, 2008 and warrants to purchase 35,400 shares of the issuer's common stock.

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                              CUSIP No. 45773L103

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

            Potomac Capital Management Inc.
            13-3984786

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization

            Delaware

Number of          5.   Sole Voting Power
Shares                  46,500
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        46,500

                   8.   Shared Dispositive Power
                         0

     9. Aggregate Amount Beneficially Owned by Each Reporting Person Warrants to purchse 46,500 shares of the issuer's common stock.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)
            0.4%(2)

     12.    Type of Reporting Person (See Instructions)
            HC; CO

____________
(2) Based on 11,622,568 shares of issuer's common stock outstanding as of August 8, 2008 and warrants to purchase 46,500 shares of the issuer's common stock.

                               CUSIP No. 45773L103

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

            Paul J. Solit

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization

            U.S.


Number of          5.   Sole Voting Power
Shares                  0
Beneficially
Owned by           6.   Shared Voting Power
Each                    81,900
Reporting
Person With        7.   Sole Dispositive Power
                        0

                   8.   Shared Dispositive Power
                        81,900

     9. Aggregate Amount Beneficially Owned by Each Reporting Person Warrants to purchase 81,900 shares of the issuers common stock.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)
            0.7%(3)

     12.    Type of Reporting Person (See Instructions)
            IN; HC

____________
(3) Based on 11,622,568 shares of issuer's common stock outstanding as of August 8, 2008 and warrants to purchase 81,900 shares of the issuer's common stock.

Item 1.
           (a)  Name of Issuer

                InPlay Technologies, Inc.

           (b)  Address of Issuer's Principal Executive Offices
                13845 N. Northsight Boulevard
                Scottsdale, AZ 85260

Item 2.
           (a)  Name of Person Filing

                (i)   Potomac Capital Management LLC;
                (ii)  Potomac Capital Management Inc.; and
                (iii) Paul J. Solit

           (b)  Address of Principal Business Office or, if none, Residence
                (i), (ii), and (iii)

                825 Third Avenue,33rd Floor
                New York, New York 10022

           (c)  Citizenship

                (i)   New York
                (ii)  Delaware
                (iii) U.S.

           (d)   Title of Class of Securities
                 Common Stock, par value $0.01 per share

           (e)   CUSIP Number
                 45773L103

Item 3.    Not Applicable

Item 4.      Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  Potomac Capital Management LLC

             (a)  Amount beneficially owned:   35,400

             (b)  Percent of class:    0.3%

             (c)  Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote    35,400
                  (ii)  Shared power to vote or to direct the vote    0
                  (iii) Sole power to dispose or to direct the disposition of
                        35,400
                  (iv)  Shared power to dispose or to direct the disposition of
                        0

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               Potomac Capital Management Inc.

             (a) Amount beneficially owned: 46,500
             (b) Percent of class: 0.4%
             (c) Number of shares as to which the person has:
                 (i)   Sole power to vote or to direct the vote 46,500
                 (ii)  Shared power to vote or to direct the vote 0
                 (iii) Sole power to dispose or to direct the disposition of
                       46,500
                 (iv)  Shared power to dispose or to direct the disposition of 0


                Paul J. Solit

             (a) Amount beneficially owned: 81,900
             (b) Percent of class: 0.7%
             (c)  Number of shares as to which the person has:
                  (i)   Sole power to vote or to direct the vote 0
                  (ii)  Shared power to vote or to direct the vote 81,900
                  (iii) Sole power to dispose or to direct the disposition of 0
                  (iv) Shared power to dispose or to direct the disposition of 81,900

Item 5.      Ownership of Five Percent or Less of a Class
If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]


Item 6.      Ownership of More than Five Percent on Behalf of Another Person

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
             Holding Company or Control Person

             See Exhibit A attached hereto.

Item 8.      Identification and Classification of Members of the Group

             Not Applicable.

Item 9.      Notice of Dissolution of Group

             Not Applicable.

Item 10.     Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated this 9th day September, 2008

                                           POTOMAC CAPITAL MANAGEMENT LLC

                                           By:   \s\ Paul J. Solit
                                                 -------------------------------
                                                 Paul J. Solit, Managing Member

                                           POTOMAC CAPITAL MANAGEMENT INC.

                                           By:   \s\ Paul J. Solit
                                                 -------------------------------
                                                 Paul J. Solit, President

                                           PAUL J. SOLIT

                                           By:   \s\ Paul J. Solit
                                                 -------------------------------
                                                 Paul J. Solit

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EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A     Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

Exhibit B     Joint Filing Agreement dated September 9, 2008 among Potomac
              Capital Management LLC, Potomac Capital Management, Inc. and
              Paul J. Solit.